UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Angel Cano, BBVA^s President & Chief Operating Officer Madrid, April 29th 2015 First quarter results 2015
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the information of this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.
Catalunya Caixa Closing Manageable Core capital impact of 55 bps EPS: neutral contribution in 2015, accretive in 2016 and €300Mn average annual contribution to net attributable profit from 2018 Doubling market share in Catalonia and gaining 1.5 million customers Cost synergies of 40% of Catalunya Caixa cost base Main highlights:
NPL ratio 5.6% Core Capital CRD IV Leverage ratio 6.2% (Fully-loaded) 12.7% (Phased-in) 1Q 2015 Highlights: Income growth (1Q15 vs 1Q14) Gross Income Digital Transformation Risk indicators improving Sound capital position Digital Sales Coverage ratio 65% 10.8% (Fully-loaded) +16.2% Note: In order to explain more clearly the evolution of the area^s income statement, figures herein exclude Venezuela as it has been impacted by the implementation of Simadi in 1Q15. In annex page 38 of this presentation we provide details on this change.
Excluding FX effect +17.0% (CHART) Earnings: Growth in net interest income Net interest income 1Q15 vs 1Q14 Growth in all regions Note: figures exclude Venezuela (Constant €m) +9.3%
Note: figures exclude Venezuela Upward trend in revenues... (CHART) +9.0% (Constant €m) +8.4% +16.2% Gross income 1Q15 vs 1Q14 Excluding FX effect
... and costs under control growing slower than revenues ... Note: figures exclude Venezuela +9.6% Costs 1Q15 vs 1Q14 Excluding FX effect (CHART) Gross income vs costs YoY (%) (Constant €m)
(CHART) ... resulting in a significant operating income growth Note: figures exclude Venezuela Operating income 1Q15 vs 1Q14 Excluding FX effect (Constant €m) +23.5% +15.6%
(CHART) Cost of risk remains stable Loan-loss + real estate provisions €m Cost of risk YTD (%) (%) Provisions change mix Note: figures exclude Venezuela 47% 53% 63% 77%
€m Note: The P&L is presented this way to show the performance of recurring business. The reconciliation to the income statement is shown on pages 42-43 of the financial information filed today with the CNMV. Income growth Cost control Corporate operations In summary, growth earnings cycle continues
Risk: indicators continue to improve Excl. Real Estate NPL ratio (%) Coverage ratio (%) - €2.2 bn NPLs €bn 59% 65% 66% Excl. Real Estate 16.8 15.8 15.8 Excl. Real Estate 4.6% 4.1% 3.9%
Capital Leverage ratio 10.8% (Fully-loaded) 12.7% (Phased-in) 6.2% (Fully-loaded) Core Capital CRD IV High Quality Capital The highest RWA density ratio of the European peer group (52%) Capital Management €1.5bn AT1 issue Expected manageable TLAC impact 1Q15 Pro-forma* Strong & Resilient Regulatory Ratios * Pro-forma of corporate operations announced and pending to be closed. Core Capital CRD IV (Fully-loaded) 9.8%e
Digital Transformation Framework
(CHART) (CHART) Figures including Garanti Bank. Jan.15 for South America and Mar.15 for Spain, Mexico, Garanti and USA Online banking satisfaction (Spain) Mobile banking satisfaction (Spain) #1 #1 Traditional products digitalization: mortgages, one click loan Native products launches: Link, NBA AmEx, Wallet, Wibe Source: FRS 2014. Peer Group: BKIA, CXBK, POP, SAB, SAN Card Consumer Financing of Specific Purchases (Spain) Customer digitalization Plan Digital Products Plan Sales optimization
Business Areas
(CHART) Business activity (YoY and QoQ chg) (CHART) Results (€m) (CHART) NII + fees Gross income Operating income Banking activity in Spain Customer funds +5.3% +1.9% +3.2% (CHART) YoY QoQ (CHART) YoY QoQ Lending* * Gross loans and advances to customers Note: Activity excludes repos
Risk Banking activity in Spain Risk Loan-loss provisions and cost of risk (€m, %) (CHART) NPLs (€ bn) NPL ratio Risk indicators (%) Coverage ratio -10%
Income Statement (€m) Banking activity in Spain More dynamic new loan production Cost control management Ongoing digital transformation plan
(CHART) Real estate activity in Spain Net attributable profit (€m) Net exposure* (€ bn) -12% (CHART) -37% Positive trends Housing sales continue to grow Price stabilization Upturn in residential mortgages Home built inventory reduction *Net exposure according to Bank of Spain's "RE transparency scope" (Circular 5-2011) Note: Sales includes the sales of units owned by developers Market BBVA New sales strategy Maximizing value Sales: 1Q15 capital gains
Lending* +12.2% +15.3% Customer Funds Business activity (YoY, in constant €) (CHART) (CHART) (CHART) USA Results (Constant €m) NII + fees Gross income Operating income +1.5% +3.7% +10.1% * Gross loans and advances to customers Note: Activity excludes repos
Risk NPL and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) (CHART) NPL ratio Coverage ratio USA
Income Statement (Constant €m) USA Economic growth continues at a solid pace ? Strong operating income DFAST & CCAR results demonstrate resilience Digital M&A: Spring Studio
Mexico (CHART) (CHART) (CHART) Lending* +14.1% +14.5% Customer Funds Business activity (YoY, in constant €) Results (Constant €m) NII + fees Gross income Operating income +5.8% +5.8% +5.8% * Gross loans and advances to customers Note: Activity excludes repos
Risk NPL ratio Coverage ratio (CHART) NPL and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) Mexico
Income Statement (Constant €m) Mexico Double-digit business activity Stable risk indicators Leader and bank of reference in Mexico
+14.2% South America ex Ven (CHART) (CHART) (CHART) Lending* Customer Funds Business activity (YoY, in constant €) Results (Constant €m) NII + fees Gross income Operating income +12.8% +13.9% +12.5% +11.0% Note: In order to explain more clearly the evolution of the area^s income statement, figures herein exclude Venezuela as it has been impacted by the implementation of Simadi in 1Q15. In annex page 38 of this presentation we provide details on this change. * Gross loans and advances to customers Note: activity excluding repos
Risk NPL ratio NPL and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) Coverage ratio South America ex Ven (CHART)
Income Statement (Constant €m) South America ex Ven The area will continue to be a relevant contributor to the Group The Andean region positioning itself as the main growth lever Venezuela: limited contribution to P&L
250 Gross income +8.9% 140 Operating income +8.4% 86 Net attributable profit +12.2% 260 NII + fees +26.2% Constant €m YoY 1Q15 Results 2015 GDP growth expected to be higher than the 2014 2.9% Garanti Highlights Successful customer spread management Standing out for its asset quality High LT growth potential backed by attractive demographics & underpenetrated market Turkey
Angel Cano, BBVA^s President & Chief Operating Officer Madrid, April 29th 2015 First quarter results 2015
Annex
Gross income: Breakdown (CHART) 31% Gross Income 3M15 12% 4% 31% Mexico 1,752 €m 19% South America 1,065 €m 3% Note: ex corporate activities Note: figures excluding Venezuela
(CHART) Capital: Core capital fully-loaded evolution 2015 Core capital CRD IV Fully-loaded Group BBVA (%) +41 bp Note: Net earnings (net of dividends) and organic RWAs exclude FX impact. All FX impacts (excluding VZ) are included in "Others".
Income statement BBVA Group (€m)
Proforma Catalunya Caixa income statement (€m) 1.5 Million customers *Gross customer loans 24.9 € Bn *Customer deposits 25.5 € Bn Note: Proforma figures excluding porfolio sale to Blackstone *Dec'14
NPL ratio (%) Coverage ratio (%) Risk: Real Estate activity in Spain
Income statement RE (€m)
Income statement Rest of Eurasia (Constant €m)
Income statement Venezuela (€m)
Income statement Corporate Center (€m)
Customer Spreads Note: customer spreads, difference between lending yield and cost of deposits from customers * USA ex NY Business Activity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 29 , 2015	By:	/s/ María Ángeles Peláez
Name: María Ángeles Peláez
Title: Authorized Representative